IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

Allegheny Ventures, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

This certificate is filed pursuant to Rule 24 for the quarter ended March 31, 2005. Allegheny Energy, Inc. (“Allegheny Energy”) has not made any capital contributions to Allegheny Ventures, Inc. (“Allegheny Ventures”) and its subsidiaries during the three months ended March 31, 2005. Other specific activities performed by Allegheny Ventures during the three months ended March 31, 2005 are shown below.

I.	Description of Activities

Consulting and Engineering Services

Allegheny Ventures, through its subsidiaries, provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Energy Management Services:

APS Cogenex

Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. No additional investments were made during three months ended March 31, 2005.

Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

During the three months ended March 31, 2005, Allegheny Ventures did not make any incremental capital contributions to its EWG or FUCO investments.

Communications

Allegheny Ventures, through Allegheny Communications Connect (“ACC”), provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

Heating, Ventilation and Air Conditioning Services

Allegheny Ventures, through Appalachian Heating, engages in the sale, installation and servicing of residential and commercial heating, ventilation and air conditioning (“HVAC”) and commercial plumbing systems.

Other Activities

Allegheny Ventures owns a 25% working interest in a producing gas well in Clay County, West Virginia. The well is operated by the Energy Corporation of America.

II.	Guarantees or Assumption of Liabilities

Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended March 31, 2005.

III.	Services Provided by Allegheny Ventures to Associate Companies:

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the three months ended March 31, 2005.

IV.	Factoring Activities:

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the three months ended March 31, 2005.

ALLEGHENY ENERGY, INC. ALLEGHENY VENTURES, INC.

		By:	/s/ Thomas R. Gardner
Dated:	May 31, 2005		Thomas R. Gardner Vice President, Controller & Chief Accounting Officer

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Three months ended March 31, 2005	Twelve months ended March 31, 2005
Operating revenues	$6,720	$42,361
Operating expenses:
Operations and maintenance	7,206	40,246
Depreciation and amortization	595	2,570
Taxes other than income taxes	270	749

Total operating expenses	8,071	43,565

Operating loss	(1,351)	(1,204)
Other (expenses) income, net	(417)	1,545
Interest benefit	(288)	(285)

(Loss) Income before income taxes	(1,480)	626
Income tax benefit (expense)	706	(47)

Net (loss) income	$(774)	$579

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$6,142
Accounts receivable:
Customer	1,994
Other	2,280
Allowance for uncollectible accounts	(495)
Materials and supplies	2,913
Prepaid taxes	130
Other	46

Total current assets	13,010

Property, plant and equipment:
In service, at original cost	43,101
Accumulated depreciation	(9,450)

Subtotal	33,651
Construction work in progress	941

Total property, plant and equipment	34,592

Investments and other assets:
Unregulated investments	3,340
Other	376

Total investments and other assets	3,716

Deferred charges	60

Total assets	$51,378

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$1,523
Accounts payable to affiliates, net	1,041
Accrued income taxes	(4,115)
Other	274

Total current liabilities	(1,277)

Deferred income tax credits	(21,944)
Other liabilities	1,485

Stockholder’s equity	73,114

Total liabilities and stockholder’s equity	$51,378